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                              September 24, 2020

       Mohammed Irfan Rafimiya Kazi
       Chief Executive Officer
       Cyber Apps World, Inc.
       9436 W. Lake Mead Blvd., Ste. 5-53
       Las Vegas NV 89134-8340

                                                        Re: Cyber Apps World,
Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed September 8,
2020
                                                            File No. 024-11291

       Dear Mr. Kazi:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2020 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed on September 8, 2020

       General

   1. Please revise the auditor's consent to refer to your audited financial statements for the fiscal years ended July
31, 2020 and July 31, 2019. In addition, please revise the auditor's report to include
appropriate references to the audited financial statements for the fiscal year ended July 31,
2019, or advise.
              Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222
       with any questions.
 Mohammed Irfan Rafimiya Kazi
Cyber Apps World, Inc.
September 24, 2020
Page 2

                                                 Sincerely,
FirstName LastNameMohammed Irfan Rafimiya Kazi
                                                 Division of Corporation
Finance
Comapany NameCyber Apps World, Inc.
                                                 Office of Trade & Services
September 24, 2020 Page 2
cc:       Rebecca Fuller, Esq.
FirstName LastName